

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 3, 2008

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

> **Re: Amber Optoelectronics, Inc.**
> **Amendment No. 6 to Form S-1**
> **Filed June 18, 2008**
> **File No. 333-147225**

Dear Mr. Campana:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Include a prospectus cover page containing the information required by Regulation S-K Item 501, including the offering price. Draft the prospectus cover page in plain English and do not use all capital letters, as this impedes its readability. The prospectus cover page is the first page of the prospectus and must immediately follow the registration statement cover page and precede the table of contents and prospectus summary.

2. We note your response to prior comment three in our letter dated March 21, 2008 and the list of shareholders attached as Exhibit 99.1. Include the selling shareholder disclosure within the body of the prospectus in the format required by Item 507 of Regulation S-K, not in an exhibit. Identify the selling shareholders who are your directors and any selling shareholders who have had any material relationship with the company in the last three years, such as your counsel. File as exhibits to your registration statement any registration rights agreements between the selling shareholders and the company. If there are no such agreements, tell us this in your response letter.

3. We note your response to comment four in our letter dated March 21, 2008 and counsel's opinion attached as Exhibit 5.2. To date, you have not provided us with your analysis regarding why this offering should be deemed a true secondary offering, and not a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. In this regard, we again note in particular that you are registering for resale 25,728,850 shares of your common stock, which represents 100% of your common stock outstanding. Please revise to provide us with your complete analysis, addressing the following:

   - why the company is registering all of its outstanding shares;

   - how long the selling shareholders have held the shares;

   - the circumstances under which they received them;

   - their relationship to the issuer;

   - the amount of shares involved;

   - whether the sellers are in the business of underwriting securities; and

   - why, under all the circumstances, the seller shareholders ought not be deemed to be acting as a conduit for the issuer.

   In providing your analysis, avoid merely stating facts or making conclusions. Explain how the facts and circumstances support your contention that the offering is a true secondary offering. Lastly, please note that a legal opinion on this issue is not being requested nor is it required to be filed as an exhibit. You should provide your analysis in your response letter.

4. We note your response to comment six in our letter dated March 21, 2008. Please revise to provide in Part II of your registration statement the disclosure required by Item 701 of Regulation S-K for all securities sold within the last three years without registering the securities under the Securities Act. Please note that the "sale" of a security includes every contract of sale or disposition of a security or interest in a security, for value. Refer to Section 2(a)(3) of the Securities Act. Therefore, a sale of securities would include an exchange of company shares for shares of another company and the issuance of shares as consideration for services. Assuming that you have had unregistered sales of your securities in the last three years, also revise page 17 to delete the statement that "there has been no sale of unregistered securities to date."

5. We note your response to comment nine in our letter dated March 21, 2008. Given that the gain on the asset disposal occurred in fiscal 2007, we do not understand why you have not included disclosure regarding it in your MD&A for that period. Please revise or advise.

Recent Developments, page 10

6. We note your response to comment 12 in our letter dated March 21, 2008, and the revised disclosure at pages 10 and 11. As previously requested, please revise your MD&A to discuss the material terms of the purchase orders and letters of intent. Include, among other things, disclosure concerning the dates on which the agreements were entered, how the values you have assigned to the agreements were determined, as well as the term and termination provisions for each agreement. Clarify in the summary and MD&A sections, as appears to be the case, that Amber Optoelectronics may not receive any revenues under the letters of intent, insofar as they are non-contractual and non-binding.

Liquidity and Capital Resources, page 13

7. We note your response to comments 23 and 24 in our letter dated March 21, 2008, and the revised disclosure at page 13. Disclose the amounts advanced by Mr. Chen to the company in each period and explain why there is no repayment due Mr. Chen in return for his funding the company. File any written agreements with Mr. Chen relating to his funding of the company.

8. We note your response to comment 25 in our letter dated March 21, 2008. We note your reference to the backlog of purchase orders and the accompanying exhibit. Please revise your disclosure and provide a more detailed description of this external source of liquidity. In particular, disclose when you will be required

Mr. John Campana
Amber Optoelectronics, Inc.
Page 4

to fulfill these purchase orders and how many (in dollar terms) of these purchase orders will be fulfilled during the next twelve months.

Security Ownership of Management, page 19

9. Clarify whether Messrs. McClelland and Parselias are also directors of the company. Provide disclosure of director compensation required by Regulation S-K Item 402(r). In this regard, we note disclosure in footnote (iii) to the beneficial ownership table on page 21 that you issued to 200,000 shares to each of the company's three directors.

Certain Relationships and Related Transactions, page 21

10. We note your response to comment 19 in our letter dated March 21, 2008. Please describe the transactions that are reflected in the table on page 21. In the absence of descriptive disclosure, the table you have included is not meaningful to potential investors. We also note that the maximum balances you have included differ from the figures found at footnote 11 to your financial statements. Likewise, you have not included disclosure more recent than December 31, 2006, although it is provided in the financial footnotes. Please revise.

Financial Statements for the Period Ended December 31, 2007
Condensed Consolidated Statement of Operations, page 28

11. We note that for the nine months ending September 30, 2007 you recognized total sales of $480,672 and cost of sales of about $366,035. However, for the year ending December 31, 2007, you only show sales and cost of sales of $128,239 and $121,293, respectively. Please explain to us the decrease in sales and cost of sales. Tell us if you have corrected an error in your reported results of operations for the twelve month period ended December 31, 2007. If so, revise to provide disclosures for the correction of an error in previously issued financial statements in accordance with SFAS 154.

Note 2 Inventories to Financial Statements, page 33

12. We note your response to comment 29 in our letter dated March 21, 2008. Please revise the notes and expand your disclosures to fully explain the inventory reduction from 12/31/2006 to 12/31/2007.

Note 5. Short Term Borrowing, page 34

13. In regards to the debt settlement resulting in the gain, please revise your footnote and explain the facts and circumstances surrounding the insolvency of your subsidiary, Yixiang, and briefly describe the settlement terms with the bank that allowed you to recognize the gain. For example, describe whether you were

legally released from being the primary obligor under the liability, either judicially or by the creditor.

<u>Exhibit 5.1</u>

14. We note counsel's revised legality opinion in response to comment 33 in our letter dated March 21, 2008. Insofar as all the shares you are registering have already been issued, we do not understand why counsel has included the "when issued" qualification within his opinion. Please advise or revise.

<u>Undertakings, page 75</u>

15. We note your response to comment 21 in our letter dated March 21, 2008, but do not see that you have included the referenced undertakings in this section. Please revise to do so.

<u>Exhibit 99.1</u>

16. Please advise us how selling shareholders holding 500,000 shares in total obtained shares in Amber Optoelectronics in 1987, given that the company was incorporated in 2007.

As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3461, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Richard S. Lane, Esq.
        <u>Via Facsimile: (631)-267-0234</u>